EXHIBIT 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q3 FY 08 RESULTS
JAN 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO – CEO

CONFERENCE CALL PARTICIPANTS

Joe Foresi
Janney Montgomery

Moshe Katri
SG Cowen

Trip Chowdhry
Global Equities Research

Karl Keirstead
Kaufman Brothers

Julie Santoriello
Morgan Stanley

Ed Caso
Wachovia

Julio Quinteros
Goldman Sachs

Andrew Steinerman
Bear Stearns

David Grossman
Thomas Weisel

Mark Zgutowicz
Piper Jaffray

Abhi Gami
Bank of America Securities

Operator

Good morning and good afternoon, ladies and gentlemen and welcome to the Q3 2007-2008 Infosys Technologies Limited Conference Call. [Operator Instructions]. I would now like to hand over to today’s Chairperson, Mr. Sandeep Mahindroo. Please begin your meeting and I will be standing by.

Sandeep Mahindroo

Thanks, Pravin. Good morning, everyone, and welcome to this call to discuss Infosys financial results for the quarter ending December 31st, 2007. I am Sandeep from the Investor Relations team in New York. Joining us today on this conference call is CEO and MD, Mr. Kris Gopalakrishnan; COO, Mr. S.D. Shibulal and CFO, Mr. V. Balakrishnan along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter and year ending March 31st, 2008. Subsequently, we will open up the discussion for Q&A. Before I pass on to management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available at our filings with the SEC, which can be found on www.sec.gov .. I will now pass it on to Mr. S. Gopalakrishnan.

S. Gopalakrishnan

Thanks, Sandeep, and good morning, good afternoon, good evening to everyone wherever you are. Let me also wish you a happy new year. This quarter, we saw our revenues cross $3 billion for the nine-month period ended December 31. So, we have completed the full, last year’s full year revenue in nine months. We also saw that our net income over the last four quarters has crossed $1 billion, and also last 12-months basis, net income is over $1 billion and Europe also has crossed $1 billion on a last 12-month basis. We saw significant customer additions. We saw significant wins, about nine large multi-year, multi-service projects.

And then if you look at the various industry verticals, we saw growth in BCM - Banking and Capital Markets, Telecom, Manufacturing. All our parameters regarding customers saw growth in terms of $1 million customers, $ 10 million, $ 50 million, $ 100 million. And overall, we’ve not seen any cancellations of projects, slowdown. We have seen rate increases, seven quarters of consistent improvement in revenue per employee of about on an average a percentage point, this quarter it was 0.8%. So all in all, the environment seems to be positive. We have also polled our clients. They have been telling us that offshore would continue to increase. They will invest in moving projects to offshore and things like that. The trend seems to continue. The only concern or maybe area where we are watching is how do the budgets for next year look like? Most of the budgets should have been typically completed by now but we are seeing some customers at least delaying it to the end of the month or early part o f February when they will share it with us. So, that’s the only data point which we are waiting for. Even where the budgets have been closed or completed, on an average we are seeing 6% increase in IT budgets for calendar year 2008 and offshore continuing to get a higher proportion of this growth. So, that trend continues.

So all-in-all, a good quarter - improvement in operating margin, growth in customers, growth in the various industry verticals, growth in various geographies and a quarter which was as expected. Q3 and Q4 are slow quarters and so we had expected this and we’ve done slightly better than what we expected.

Now, I am going to pass it on to my colleague, Shibulal, to talk more about the industry verticals and things like that.

S. D. Shibulal

Good morning. This is Shibulal. As Kris said, we have seen strong growth all around. Our top five customers have grown by 19%, top 10 by 16% and top 25 by 9.3% sequentially. More importantly, the BFSI segment has grown ahead of the company average. Also, the telecom segment has grown ahead of the company average. As far as the demand environment is concerned, we are not seeing any change at this point in the IT spending environment as of right now. Most of the clients whom we talk to continue to be bullish about increasing their offshore IT spend within their overall IT budget.

This quarter, we have signed a multiple multi-million dollar multi-year contracts. If I am right, I believe we have signed nine such contracts this quarter, most of them between $ 50 to $100 million range. The pricing environment continues to be stable with an upward bias. Our new clients are coming at around 3-4% above company average pricing and existing client contracts, where renegotiated for most part are coming around 2 to 3% above company average. This has resulted in constant increase in the revenue productivity. As Kris said, the revenue productivity has gone up quarter-on-quarter for the last seven quarters, almost an average of 1%. This quarter, it has moved up by another 0.8%. Europe is growing ahead of the company average. This quarter, it is 28.6% of our revenues. Even in the BFSI segment, we have seen pricing increase with couple of our clients when we renegotiated. We have a good pipeline of large deals. At any point in time, we track about 12 to 18 deals and these deals are l ong-term, long incubation deals. They take anywhere between three to four quarters to close, and we have a good pipeline. As Kris said, we are seeing delays in closing of the client budgets in some of our clients and we expect them to close in Feb. We would get a clearer picture once all the budgets are closed.

From a geographical expansion perspective, we are investing in Australia and Japan. Interestingly, in Japan this quarter, we signed a infrastructure management deal, multi-million, multi-year deal. Australia is a good market for us. And from a vertical perspective, we are investing more into verticals like life sciences, pharma, services which are yielding results. From a client perspective, we have added 47 new clients this quarter. Four of them are Fortune 500. The number of million dollar clients have gone up from 295 to 305. Our repeat business is 96%, so there is enough potential in our client base to mine the existing relationships.

From a service perspective, we have added a couple of services in the last few months. First one is Software as a Service. We have a platform for social computing which we are taking to market. There is a pipeline and we have closed one deal. Second one is learning service which is just out in the market. We have a pipeline but no deals have been closed. So overall, we have seen strong growth in our existing clients. The demand continues to be robust and the pricing at this point is stable with an upward bias.

Thank you very much, and let me now hand it over to Bala.

V. Balakrishnan

Good morning. It’s great talking to you again. We had a great quarter. Our revenues were $1.084 billion, it increased by 6.1% sequentially. Gross margin was at 42%. Operating margin slightly increased, it was 27.5% last quarter, this quarter it went up to 28.7%. We had 3 one-off events during this quarter. The first one was the settlement we made in California. We did a one-time voluntary settlement with the statutory authorities there for around $26 million. That impacted the margin by around 2.4%. This is relating to the past three years and the wages could be paid to the employees in due course. The second one was the reversal of insurance costs. We’ve been providing in our books on a gross liability basis and when reconciled for the last three years, we found some excess provision of around $18 million which we reversed during the quarter. That positively impacted the margin by around 1.7%. Then we had tax reversals which relates to the earlier years where the assessments got over or the statutory limitation period got lower. That was around $13 million.

On the operating margin side, there is the California settlement which impacted 2.4% and there was the reversal of insurance of around $ 18 million which positively impacted 1.7%. There was an impact due to rupee of around 0.8%, because the rupee appreciated by 1.9% during this quarter. And we had the benefit of the increase in per capita revenue which offsett the impact due to rupee.

We had scale benefit coming on the SG&A side. Last quarter, we had the earn out payment for the partners in Infosys Consulting of $11-12 million that was not there this quarter. So, the SG&A cost came down. It positively impacted the margin by around 1.4% which flowed to the operating margin of around 1.2%. We gave a guidance of $0.51. We ended up at $0.54. The $0.02 came because of tax reversal and we have seen upside of $0.01 because of growth in revenues.

Our effective tax rate is almost at 15.4%. It was 15.1% last quarter. If we exclude the tax reversal during the quarter, it is at 15.6%. Net-net, we have increased our guidance slightly for the whole year. For the full year, our revenues are expected to grow somewhere between 35.0-35.2%. And our EPS is expected to grow by 34%. For the full year, we expect the margins to remain, say at the same level as it was last year. For the next three months, we are assuming the currency to be at 39.4, which is a closing rate for December. And we assume that we will add 31,000 employees on a gross basis for the full year. Last quarter, we said 30,000. We increased the guidance by 1,000 more people. And we assume the pricing to remain flat at the same level as it was in December for the next three months. So assuming all this, we believe that the margins could be stable for the full year as compared to last year.

With this, I conclude my presentation. We can take the Q&A now.

Operator

Thank you very much. [Operator Instructions]. Our first question comes from Joseph Foresi from Janney Montgomery Scott. Please announce your company name and location and go ahead.

Joseph Foresi

Hi, Joseph Foresi from Boston. I know you guys talked about the budget process taking a little longer. I wonder if you could give us some color on why, any specific reasons that you are hearing from clients for the delay of committing to the budget.

S. Gopalakrishnan

This is Kris here. Obviously, the concerns about the economy, the macro economic conditions are the reasons for the delay. There is another reason also, we are also seeing that this time around, there is lot more involvement from the leadership of the company in deciding on the budgets and the plans for the year and things like that. Maybe that’s another reason why there is some delay. Where the budgets have been closed, where we have visibility etc, we are seeing that the proportion of budget allocation to offshore continues to be robust and that’s the strategy companies are adopting even in this period when they look at optimizing their expenditure.

Joseph Foresi

Okay. Thanks. And I was wondering if you could give us some rough idea of what maybe what percentage of those budget processes are still open and you are waiting to close? I mean, how much visibility do you think you have heading into next year?

S. Gopalakrishnan

No, I don’t have a percentage, because we only look at some of our customers. We don’t look at all our customers when we look at being part of the budget, especially the larger customers. So it’s difficult for me to give you a percentage and things like that at this point. We also look at other data points like industry analysts etc. Most of the analysts, at least whatever reports I have seen, project that IT spending will be about 4%-6% or maybe even 7%. Last year, it was estimated to be 8%. So it’s still not too much lower than last year, and that is also a positive data point.

Joseph Foresi

Okay. And just lastly here, in the budgets that have closed, have you seen a push to increase outsourcing as a cost-saving method or is there any impetus for the push? And thanks, guys.

S. Gopalakrishnan

Yes, as I said, offshore is getting a higher allocation in the budgets that are closed. The budgets that are closed, approximately 6% is increase in IT spending, and offshore gets a higher proportion.

Joseph Foresi

Okay. Thank you.

Operator

Our next question comes from Moshe Katri. Please announce your company name and location, and go ahead.

Moshe Katri

Thanks. Cowen in New York, New York. Again, not to beat a dead horse here. Since we are talking about delays in budgeting and the budget cycle, can you talk to us a bit more about why are you so comfortable with your expectations for the March quarter? I think that will be helpful. And then also, can you provide an update on what some of your investment banking clients are actually doing in this environment?

S. Gopalakrishnan

So we look at data points which we have. We have seen increase in banking and capital markets business. That business has grown by 8.6%. Overall, BFSI space has grown by 7%. The company growth was 6.1%. So it’s growing faster than company average. We had new customer additions and new project wins in the BCM space. We had rate increases in the BCM space. We did not see any cancellations in the BCM space. So these are the data points which give us comfort in saying that we will be able to meet the Q4 numbers. Now of course, Q4 is only just one more quarter. And overall for the year, when you look at fiscal 2008, this is the last quarter. And in the beginning itself, we had projected certain revenues for Q4. And it’s gone up slightly but by and large, it’s almost flat. And the reason why we were cautious is because of the budget cycle and things like that. So we have factored all the data points we have when giving the guidance at this point.

Moshe Katri

Okay. That’s fair enough. And then, Bala, can you comment on volume growth during the quarter would seem a bit weak and then EBIT margin during the quarter was exceptionally strong. That was pretty impressive. Can you again go through the list of the pluses and minuses impacting the margin?

V. Balakrishnan

Well, the volume growth was 4.5%. There was a price increase of 0.8% resulting in 6.1% growth in revenues. The volume growth has been exceptionally good. When we gave the guidance in October, we factored in the holidays during the quarter. Normally, the third and fourth quarters for us are soft quarters because the number of holidays and client’s budget period in December, they conclude the earlier budget, and in January to March, they have to come up with a new budget. So normally, they are soft quarters. Considering that background, the volume growth has been extremely good during the current quarter. The operating margin improvement mainly came about because of the scale benefits we got on SG&A. As I said earlier, last quarter, we had earn out payment for Infosys Consulting, that had increased the sales and marketing costs. That has come down this quarter because that was a one-off event last quarter. So the scale benefits have flown to the operating margins. We got a scale benef it of 1.4%, the improvement in operating margin was 1.2%. We had a currency impact of 0.8% which was offset by the productivity increase of 0.8% we saw during the quarter. We had an impact of 2.4% because of the California settlement, which got offset by the reversal we made on insurance of 1.7% of revenues. So net-net, the improvement in operating margins is mainly a result of the benefit we saw on the SG&A, due to the scale.

Moshe Katri

Okay. And then finally, can you give us an update on where we are in the profitability of some of the subsidiaries that we spoke about in the past, whether it’s China, Australia or North America Consulting. Maybe you can talk about who is close to breakeven, and who is still kind of still losing money?

V. Balakrishnan

Well, all the subsidiaries are doing well. Some of them like Consulting and China are still in the investment phase. Consulting, the losses had been more or less negligible during the quarter. They are still in the investment phase. They could be making a couple of million dollars of losses in the next two, three quarters. After that, they could breakeven. China is still in the investment phase. It will take some more time because we have some 690 employees in China. Our revenue there is around $5 million a quarter. It will take some more time for it to breakeven but other subsidiaries are doing well. Australia has done well. They had 14% net margin. IBPO has done well. They are growing fast. So Consulting and China will take some more time. They are still in the investment phase.

Moshe Katri

Thank you.

Operator

Our next question comes from Trip Chowdhry. Please announce your company name and location and go ahead.

Trip Chowdhry

Definitely. Trip Chowdhry, Global Equities Research. A question for Shibu. You did mention that the customers you spoke to had a budget increase of 6%. Could you provide some color on it, like what specific areas are you seeing the budget increase, and the budget increase is it more on the ADM side or new projects, and what is driving that?

S. Gopalakrishnan

See what is driving is offshore. And depending on the clients, the services are different. We are still seeing uptick on infrastructure management. We are seeing uptick on the traditional application development and maintenance, especially on the maintenance side and we are seeing uptick on package implementation, maintenance of the package. So it is actually broad. Even we are seeing discretionary spends and development projects. There are some datacenter consolidations which are going on, virtualization and things like that. So it’s a very broad set of offerings and services and it’s really dependent on specific clients. So it’s very broad.

Trip Chowdhry

And looking at your segments, it seems like banking and financial and telecom did well, while the services was a little weak. Can you provide some color around these various segments?

S. Gopalakrishnan

Yes, banking and capital markets, telco, manufacturing, all the top industry verticals grew faster than the company average. And we got some big deals also in these industries. So that is helping us. If you look at actually, Shibu talked about it, top 25 clients grew 9.3% this quarter. So that’s helping us in some of these sectors. And other sectors, for example, in fact retail probably is one sector where before Thanksgiving maybe there was some concern and slowdown was seen but now it’s disappeared. But if you look at the performance this quarter, it’s muted. But overall, I am glad to say that the top three sectors for us are showing growth.

Trip Chowdhry

Thank you.

Operator

The next question comes from Karl Keirstead. Please announce the company name and location and go ahead please.

Karl Keirstead

Hi. Good morning. Karl Keirstead with Kaufman Brothers in New York. A question about the revenues you generated from your largest client in the December quarter. It went up significantly and was a big contributor to your revenue growth. Perhaps you can’t name the client, but can you give us a little bit of color in terms of the industry or the type of project and let us know whether there were any one-time revenue boosts from that client that we may not see in the next few quarters? Thanks.

S. Gopalakrishnan

See, I cannot give you too much detail because this will be specific to a particular customer. We are doing many, many projects for that customer, all the way from consulting to infrastructure management, BPO. Probably, that’s one customer which is using all the services Infosys provides. And we are also doing some very large projects for this customer, transformation projects and things like that. Now when some of those transformation projects come to an end, you may see a decrease in revenues but it picks up because this customer is really focused on increasing offshore. They do work with multiple Indian service providers, not just Infosys. And they have a fairly large program focused on India. This customer has been growing for many quarters, not just in the last quarter. And that’s all I can at this point give you in terms of details for this customer.

Karl Keirstead

Okay. Thanks. And secondly, this release you didn’t give any color on the wage increase environment in India, could you add a few comments there? Thank you.

Mohandas Pai

We believe that the wage increase will remain at 12-15% for next year at this point of time. But we are seeing some very interesting phenomena in India. We are seeing a mega trend of right skilling, that is, companies working out the skill requirement for a particular job and matching skills with the capability needed for the job. For instance, over the last three years, we have hired 3,000 people who are undergrads and not engineers, using them for testing, using them for infrastructure management services and part of production support and we are going to accelerate that hiring. They will have a separate career path. So the pool of talent will expand and that will have a moderating influence on wage growth as we go along. And because of right skilling, companies, I believe, in the next two years will hire people depending upon the kind of talent they need, and therefore that will help them to moderate wages and also go deeper into the talent pool. People like us want to hire top quality ta lent and the top 20% always. So we will pay a higher price. And we do believe that we get a premium pricing from the client and that is the right strategy for us. But overall, the supply situation is very much better now compared to earlier. Right skilling will moderate wages as we go along and each company decides its wage policy based upon the segment in which they will hire. So we think that this is what is going to drive the wage increases in the next couple of years.

Karl Keirstead

Terrific. Thank you.

Operator

Our next question comes from Julie Santoriello. Please announce your company name and location, go ahead.

Julie Santoriello

Thank you. Morgan Stanley in New York. Just wanted to make sure I understand the potential ramifications of customers pushing out their budgets into February. How do you see customer behavior in that regard? If you have a certain portion of customers who are not pushing through their budgets just yet, do you have certain projects that are on hold right now?

S. Gopalakrishnan

No. We did not see any cancellations or projects put on hold. That’s why we have grown as expected, right, so we are not seeing anything at this point.

Julie Santoriello

Okay. And the employee utilization, I think, there was a downtick there by about 150 bps. Can you address that, was it just seasonality or was there more going on either planned or unplanned?

S. Gopalakrishnan

Can you just repeat that please, which line item?

Julie Santoriello

The utilization, employee utilization?

S. Gopalakrishnan

So the employee utilization came down from 79.5% to 77.4%. See, Q2 is the quarter in which we bring in the largest number of employees. Now there is a seasonality to the employees joining the company and typically Q3 and sometimes maybe Q4, the utilization comes down slightly. We are very comfortable with the utilization somewhere between 77 and 80, 81 and that’s fine. See, in any quarter, we don’t want to optimize all the levers we have in terms of margin. This quarter for example, the offshore increased whereas the utilization came down. And this is the cushion we have when it comes to a new quarter and we need to pull some levers to increase margins and things like that. That gives us the flexibility to manage our business better. We have multiple levers, which we can use to optimize the business in any quarter and things like that. All levers are not optimized in a quarter and this is an example of a lever, which was not optimized this quarter.

Julie Santoriello

Okay. Thank you very much.

Operator

Next question comes from Ed Caso. Please announce the company name and location, and go ahead.

Ed Caso

Hi. Ed Caso, Wachovia, United States. My question is around the BPO business. Can you give us a sense for size, growth, what the clients are asking for? Is there a change in mix and so forth?

S. Gopalakrishnan

Ed, good to hear from you. I am going to ask my colleague, Amitabh, CEO of BPO to answer the question.

Amitabh Chaudhry

Hi, everyone. BPO saw a growth of 23% quarter-on-quarter, partly helped by the Philips acquisition, the acquisition of the Philips’ captive centers in Lodz, Chennai and Bangkok. Philips acquisition gave us revenues of $8.7 billion this quarter. If we exclude that, the BPO business grew by close to 10% quarter-on-quarter. So this quarter, we have done $63.8 million of revenue. Our standalone business continues to maintain the margins at 22%. The Philips part of the revenues were obviously at a loss because in this quarter, we had charge-off expenses related to the acquisitions, some retention money which was part of the planned expense. We have also had some accelerated depreciation and there has also been a charge-off on a write-off of customer contract value. But, the overall loss in Philips about $2.5 million is less than what we had budgeted for. So from that perspective, it is going well. Integration of the 1,400 people is complete. The entire senior management has joined us. The a ttrition levels have remained low and the execution on the Philips contract is going well.

If you look at the mix of the business, mix has remained the same. Our voice business continues to account for about 20% of overall revenues. The largest verticals are telecom, hi-technology discrete manufacturing and BCM in that order. Our pipeline remains quite strong. We are quite excited about some of the positives we are looking at. After the Philips acquisition, we have more than 5,000 employees in the finance and accounting space which makes us one of the top five players globally and we are already seeing the impact of that in the kind of deals we are getting invited to, the kind of conversations we are having and obviously it is giving us confidence about the future.

With this kind of revenue profile, we are pretty much caught up with all the BPO players in India who were four or five years ahead of us and obviously our margins remain much, much greater than them. So, overall the traction is good, pipeline is looking strong and the Philips acquisition till date has gone very, very well. Thanks.

Ed Caso

Thank you. Last question. Any concern from clients and this is sort of an industry wide question about quality, particularly as you move towards right-skilling, and maybe there is a little less sort of over-staffing from a quality perspective, I mean, are you getting any concerns among your clients about quality?

Amitabh Chaudhry

This question is for BPO, or this question is to overall Infosys?

Ed Caso

No, I am sorry, more just generally.

Mohandas Pai

Ed, there is no concern from the clients because we’ve done a very good mapping. For example, in the testing area, the work is very repetitive and the quality is of extremely high order. In infrastructure management services, the work is repetitive and quality is very high, we met all SLAs. In part of the production support, we find that the same situation is coming. So we are not seeing any challenges, but remember the numbers are small. Out of 31,000 people that we’re going to hire this year, about 9,000 are for the BPO and 22,000 is for the services. Out of 22,000 we probably would hire about 2,000 people from this profile. So, the numbers are small and the numbers are very specific. So, there are no quality issues.

Ed Caso

Thank you.

Operator

Our next question comes from Julio Quinteros. Please announce your company and location, go ahead.

Julio Quinteros

Goldman Sachs, San Francisco, California. Real quickly, Bala, can you just walk us through kind of a slowdown scenario, I guess, if you were to sort of look back at the dotcom day, sort of meltdown, and look at the potential for a recession in the United States going forward, what levers would you have left if revenue growth materially decelerated from herein? And maybe in order of priority, what would be the top two or three things that you would be able to do to preserve margins in a slowing scenario?

V. Balakrishnan

Well, if I look at what happened in 2001, 2001 when there was a sharp slowdown, it impacted both our billing rates and our volume growth. That time the billing rates were at unrealistic level because we had a dotcom boom between 2001 and 2002, the prices went up by something around 25%. Those unrealistic prices got corrected when the economy went into a downturn. I think we are today at a much reasonable pricing levels. Only in the last five, six quarters, we are seeing the billing rates going up. So the pricing levels are at a much more reasonable level today. So the sharp deceleration we saw after 2001 is slightly unrealistic now.

Number two, the volume growth could come down but in 2001 offshore was not a mega-trend. Most of the customers were not looking at offshore as a top priority but today offshore is a mega-trend. That is the only trend in the whole industry. If you talk to any CXO, they are very clear about the benefit offshore brings in. So, I think to that extent, the ability of customers to improve the offshore spending within the overall IT spending is very high and it could happen very quickly, than what happened in 2001. That’s why we keep saying that even if there is a downturn in the US, the offshore IT spending could go up within the overall IT spending.

On the cost side, we have built a much more flexible cost structure today. We are getting the scale benefits, we are leveraging offshore for all our support work. We are sitting tight on the costs. We have several levers on the cost side, like the utilization rate, the onsite offshore mix and we are moving up the value chain. Today more than 50% of the revenue comes from new services which we started in the recent past. And we also have the utilization rate. And our wages also we made it more variable, 30% of offshore wages is variable, linked to company’s performance in terms of top line and bottom line. So over the years, we had made our cost structure much more variable and that will help us to reduce the impact on the margin, even if there is a downturn. Of course there are issues like currency which is external to us, which we can’t do much. As long as it moves gradually, we can manage some of it but if there is a sharp movement, it will hit us. Excluding currency, we have cr eated a flexible cost structure which will allow us to reduce the impact on margins, even if there is a downturn.

Julio Quinteros

Got it. That’s very helpful. And just on the one point, I know that there was a one-time hit to the SG&A last quarter with the pay-out for the ICI for the consulting part. But even if you look at the number sort of in aggregate, the level on a percentage of revenue basis for SG&A is at really, really low levels. Is that just a variability component sort of kicking in because the revenue growth or the magnitude of the upside for revenue growth just didn’t materialize this quarter? Is that the way to think about why that dropped by so much other than the one-time payment not being there?

V. Balakrishnan

No, if you look at our cost, our G&A is normally around 8% and S&M is somewhere between 6 and 7%. And that trend is there for some time. And this quarter, one, because the earn-out was not there, which was there last quarter. And number two, we got a credit for the insurance, which I spoke earlier, that is allocation between direct cost and SG&A cost; that also played a role. But on a steady-state basis, G&A could be somewhere around 8%. We could get some scale benefits there, and S&M could be somewhere between 6-7%.

Julio Quinteros

Okay. Got it. And then just finally, when we look at the pace of growth in North America from the beginning of the year to the end of the year, obviously, a deceleration from about 38% growth to 30% growth on a year-over-year basis. Can you talk a little bit about what is or what factors are driving that? Is that just sort of a shift in emphasis from North America to Europe, or are you seeing something else that is sort of weighing the performance of North American growth?

S. Gopalakrishnan

So, Europe has grown. If you look at year-to-date, Europe has grown 43%, whereas North America has grown 33.8%. So obviously, we are shifting the growth away from North America to other geographies, Rest of the World grew 37.5%, Europe 43%. This is a proactive strategy. For some time, we have been trying to grow non-US revenues. So, we are investing in newer geographies as part of this reorg also, India, China. We will be setting up sales and marketing for South and Latin America, Middle East. We want to grow Australia. So definitely, you will see as a percentage, in absolute terms all these geographies are growing, as a percentage, North America coming down.

Julio Quinteros

Okay. Great. Thank you.

Operator

Next question comes from Andrew Steinerman. Please announce your company name and location, and go ahead.

Andrew Steinerman

Hi. It’s Andrew Steinerman, Bear Stearns. In the press release, you used the line in the midst of your comments, we have concluded several multi-million dollar deals meaning the programs work for clients during the quarter. Was this expected kind of program ends, would you say that it was a natural number of program ends of kind of multi-million dollar projects? And do you expect and how do you expect sort of the balance for the fourth quarter between multi-million dollar project starts versus multi-million dollar project ends?

S. Gopalakrishnan

Okay. I don’t have the data on number of projects, large programs which ended in Q3. So I can’t immediately answer that. But if we look at our pipeline today for large deals and we have about 15, 16 deals we are still pursuing and that’s the number we look at. These are programs which are in our case $ 50 to $ 100 million and above. So that’s the kind of programs we are going after. And that pipeline has been growing slowly and we track that. The nine deals which we talk about are in the range of about $ 30 million plus, multi-year, multi-services deals. And these are ones which are from existing clients as well as new clients and are not just new clients as existing and new clients. And these are some of the things which we have been pursuing for maybe sometimes, three months, six months etc. And this trend we just highlighted, so that people can see that we have had wins in Q3 also in spite of the concern of slowdown and things like that.

Andrew Steinerman

Right. So, I mean, I think that sort of addresses half the question well. The fact that you highlighted, concluded several multi-million dollar programs in the quarter, did you know three months ago that those would conclude in December quarter and if there are an unusual number of program ends in the March quarter to be expected?

S. Gopalakrishnan

No. We do not know exactly when a program will close because that depends on the customer. It’s very difficult for us to say precisely, on which month it will close and things like that. We have some indication, the client would give an indication saying that we want to close on particular month and start, but sometimes, they slip and things like that. From the March quarter, there isn’t any unusual change or anything like that from previous quarter in terms of number of project closures and things like that. See, 96% of our business is repeat business and even though our contracts are long-term, the work orders are for the project duration, these are ongoing things. We occasionally see a client coming down and then pick up later. There are some seasonality and things like that, but by and large, with 96% repeat business, we have a comfortable track record in terms of growing accounts and handling long-term relationships and things like that. There is nothing special about project closures in Q4, we can say at this point.

Andrew Steinerman

Thank you for spending so much time with my question.

Operator

Next question comes from David Grossman. Please announce company name and location, and go ahead.

David Grossman

Thomas Weisel Partners in San Francisco. Kris, on one hand, I hear you saying you are pretty comfortable with the current kind of environment and you are pretty comfortable with your kind of business, kind of prospects. Yet when I look at the volume growth over the fiscal year, it has been decelerating each quarter on a year-over-year basis. So can you help kind of reconcile kind of your point of view with what looks like at least decelerating volume growth on a year-over-year basis throughout the year?

S. Gopalakrishnan

So, David, good to hear from you. Normally, Q3 and Q4 are slower quarters for us. Q3 is slower because of reduced number of working days. Q4 typically, we are cautious because if the budgets get delayed etc, we may see some slow growth and things like that. So normally, we are cautious about Q3 and Q4. And it is not unexpected and we had expected this and we had guided for 30% growth at the beginning of the year. We are ending with 35% growth. Our guidance is 35%-35.2% for the year. So, in that sense, this is something which we had projected and things like that. Nothing different from what we have projected.

David Grossman

Right. So, I guess, I am looking at the volume growth on a year-over-year, not on a sequential basis. And are there fewer workdays in the second, third and fourth quarter this year than they were last year? I guess again I am just looking at the volume growth year-over-year and it just appears that it’s been decelerating throughout the year?

S. Gopalakrishnan

I am just looking at Q3 in ‘06, Q3 in ‘07, and Q3 in ‘08, 6.7% sequential growth in ‘06, 10.1% last year and 6.1% this year. So, it’s kind of mirroring ‘06 actually this time.

David Grossman

Okay. We can perhaps pursue that offline. I guess, moving on to just the subsidiaries, in terms of the profitability, it looks like consulting went positive or breakeven and I assume that had to do with this one-time payment last quarter. Was there anything else, some of the other subs kind of bounced around a little bit, is there anything other than typical, kind of lot small numbers or just seasonality that impacted the profitability of the subs during the quarter?

V. Balakrishnan

Well, David, Bala here. I think other subsidiaries are doing well. IBPO, the margin has come down this quarter mainly because they had the Philips acquisition, they have to take the cost. Infosys Australia is still doing well, their net margin is close to 14. Consulting and China have done well this quarter. Consulting the impact on the overall profit is very less. They neither made a profit nor a loss. China made a small loss of $400,000. So, overall Consulting and China have pulled up and they have done well, both are in the investment phase. Consulting could be making losses for a couple of quarters before they become breakeven. China will take some more time, they are still in the investment phase. Mexico subsidiary is making a loss. They made a loss of $1 million this quarter. So, this is the second quarter of the operation, they will take some more time to breakeven. Otherwise rest of the subsidiaries are doing well.

David Grossman

Okay. And then just looking at the verticals, it looks like the insurance vertical weakened a bit during the quarter again, is that just time and place, client specific or is there something else specific to the insurance industry?

S. Gopalakrishnan

Yeah. It’s just one-off, David. In fact one of the big deals we won is in the insurance sector and that should pick up the growth going forward.

David Grossman

Okay. And just one last thing. If you think about where you are today versus prior years, is your visibility into next year, at this point in time, from your perspective, any different now than it has been in prior years?

S. Gopalakrishnan

See, there is no change except for typically, we would have got the visibility of the budget early Jan, now we see that it will come completely by end of Jan, first week of February. Other than that, there is no change. And having said that, from the discussions we are having with our clients etc, there is no change. And in fact they are saying offshore should continue to see disproportionate growth and things like that. So in that sense, there is no change.

David Grossman

I see. Great. Thanks very much.

Operator

Next question comes from Mark Marostica. Please announce the company name and location, and go ahead.

Mark Zgutowicz

Hi. It’s actually Mark Zgutowicz, Piper Jaffray, Minneapolis, Minnesota. I was just curious, maybe one last budget question, curious what concentration of your client base has indicated a flat to down ‘08 budgets and how will that compare to those indicating the up 6% that you mentioned?

S. Gopalakrishnan

It’s a broad comment rather than any particular sector. We only look at some of the larger customers closely and track their budgets and things like that. We have about 305 million dollar relationships. All those budgets we don’t track. When it comes to $ 10 million and above, or closer to $ 15 million, we start tracking their budgets and getting visibility of their budgets and things like that. And so this commentary is based on that and that is across multiple industry verticals, not restricted to any particular industry vertical.

Mark Zgutowicz

Okay. And just curious, can you give me a rough mix of your headcount within the testing and infrastructure management? And then, what was your lateral hire mix overall in the quarter?

S. Gopalakrishnan

The lateral hires this quarter were about 2,600. Now, the number of people in testing, I don’t have actually the data of number of people, but we can send you. If you please send us an email, we can send you the data of people in testing and things like that. BPO is about 16,000 people. That is separate because it’s a separate business line for us and things like that. But, testing I don’t have the number with me at this point.

Mark Zgutowicz

Okay. Great. And just one final question, I think, you mentioned your China head count is still around 700, is that correct?

S. Gopalakrishnan

Yes, it is correct.

Mark Zgutowicz

Okay. And where do you see that a year from now? And if also you could comment on your current head count in Central and South America, sort of what that’s growing year-over-year and then what your expectations are there for next year as well?

S. Gopalakrishnan

China is growing. We are looking at about 200 more people to be added now and then as the business picks up, we will keep adding. But right now, the plans are to add another 200 people to China. In Mexico, it just started, it’s in fact the fourth month of operation, and we have about 50 people in Mexico. Again, we will wait for business to pick up rather than recruit significantly ahead of business. Since the numbers are small, we are confident that we can recruit from the market. So, we are not making large plans from campuses and things like that. It’s not along the same lines as in India. For example in India, 18,000 offers have been made at the campuses already and these people will be joining from July through October next year. But, we don’t have to make that kind of advance plans for Mexico or China yet at this point.

Mark Zgutowicz

Okay. And in South America, can you just remind me of your head count there and where you see that next year?

S. Gopalakrishnan

It’s about 50 people. And as I said, as business picks up, we will start hiring there. Right now, it’s about 50 people.

Mark Zgutowicz

There as well. Okay. Great. Thank you.

Operator

Our next question comes from Abhi Gami. Please go ahead with your questions, announcing your company and location.

Abhi Gami

Great. Thank you. Banc of America, New York. In this environment, it’s reasonable to think that clients are going to come back looking for pricing concessions. Are you seeing an increased level of interest in discounting or more accretive pricing? And in this situation, how are you handling those requests?

S. Gopalakrishnan

See, there are not many cases of any discount across the board or anything like that. Based on volume, there are some discounts which are there in the contract or sometimes when the contract comes up for renewal because they are promising higher volumes etc, some clients have asked for further discounts. So the discount is separate from rates. Rates typically, we are able to get about 2 -3% higher on contract renewals. Some times, additional clauses for discounts get added on account of higher volumes and things like that.

Abhi Gami

So, just to be clear. You are not seeing clients come back looking for just straight rate cut or straight rate discounting?

S. Gopalakrishnan

Not across the board and things like that. There may be one or two instances, but it’s not across, all the customers, and its impact is limited.

Abhi Gami

Okay. Also going back a little bit to the commentary regarding the budgets. What was the average IT budget increase this time last year based on your survey of your clients? And also how many clients have you already heard back from?

S. Gopalakrishnan

Last year, it was about 8%. This year, right now, we are seeing 6% increase in IT budget from our survey. And we also do a survey to look at their attitude towards offshore or where the offshore should go. And we are seeing increased proportion of revenues coming to offshore. Now, I don’t have a breakup of the percentage of customers with whom we have budget visibility because we only look at the top few customers when it comes to budget, $ 50 million and above, sometimes maybe $ 30 million and above and things like that. Below that the numbers are so high, that we don’t go after them to give us a share of the budget. And from that number, I don’t have the percentage who have given us budgets. In fact all most all customers share at some point budgets. But, I don’t have the breakup, right now.

Abhi Gami

Okay. I just wanted to get sense of whether the data you have received back so far from those large clients, is good enough for you to be able to get visibility into your next 12 months or do you still require the remaining large customers to come back and give you that information before you can get comfortable internally with the forward trend?

S. Gopalakrishnan

Fortunately, for me the full fiscal year guidance we will only be giving it in April. So, we can get this data and then be better prepared in April to give you full year guidance. So we can wait for that data at this point.

Let me thank you all. We have run out of time. I know that many of your questions have not been answered or some of you did not get a chance to ask a question. If you can contact our Investor Relationship Manager, Sandeep Mahindroo or Shekar Narayanan or send us an e-mail, we will definitely respond to you or if needed, we can set up a call to discuss these with you. We thank you for taking time to participate in this call and looking forward to talking to you or meeting you during the quarter or at the beginning of next fiscal. Thank you again.

Operator

Ladies and gentlemen, thank you for your participation. This concludes today’s conference. You may now disconnect your lines. Thank you.